A.G.P./Alliance Global Partners

590 Madison Avenue

New York, New York 10022

November 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:

Heat Biologics, Inc. (the “Company”)

File No. 333-234105

Registration Statement on Form S-1

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by A.G.P./Alliance Global Partners, as representative of the underwriters of the offering (the “Representative”), with the U.S. Securities and Exchange Commission via EDGAR on November 1, 2019, in which the Representative joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, November 5, 2019, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.  The Company is withdrawing such request for acceleration of the effective date and the Representative joins in the request of the Company and hereby formally withdraws its request for acceleration of the effective date at such time.

Very truly yours,

A.G.P./Alliance Global Partners

By: /s/ Thomas Higgins

Name: Thomas Higgins
Title: Managing Director